UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42686

The Generation Essentials Group

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

The Generation Essential Group made a filing of its unaudited financial results for the six months ended June 30, 2026 on September 30, 2026, a copy of which is attached as Exhibit 99.1 to this current report on Form 6-K.

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-288278) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Generation Essential Group Interim Results 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Generation Essentials Group

By	:	/s/ Feridun Hamdullahpur
Name	:	Dr. Feridun Hamdullahpur
Title	:	Director

Date: September 30, 2026

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